Exhibit 99.1

Goldcorp Reports Fourth Quarter and Full Year 2016 Results

(All amounts in US$ unless stated otherwise)

VANCOUVER, Feb. 15, 2017 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) today reported its fourth quarter and full year 2016 results.

Fourth Quarter Highlights

•	Net earnings for the fourth quarter were $101 million, or $0.12 per share, compared to a net loss of $4.3 billion, or loss of $5.14 per share in the fourth quarter of 2015.
•	Fourth quarter operating cash flows of $239 million and adjusted operating cash flows(1,2) of $383 million, of which $169 million(1) was used to repay debt, $61 million was used to fund the growth pipeline and $16 million was used to pay dividends. Available liquidity at December 31, 2016 stood at $3.17 billion.
•	Gold production of 761,000 ounces at substantially lower all-in sustaining costs(1) ("AISC") of $747 per ounce, compared to 909,000 ounces at AISC of $977 per ounce in the fourth quarter of 2015. Full year 2016 gold production guidance was achieved with AISC at the low end of the Company's guidance.
•	Renewed growth strategy projected to achieve a 20% increase in gold production, 20% increase in gold reserves and a 20% reduction in AISC over the next five years. The ramp-up to nameplate capacity at Cerro Negro and Éléonore, a continued focus on productivity and efficiency improvements at the existing camps and advancing the robust project pipeline are expected to position the Company to deliver growth in net asset value per share.
•	Identified 60% of the targeted $250 million in sustainable efficiencies; 40% delivered by the end of 2016. The Company is well underway toward achieving its $250 million target sustainable annual savings by 2018.
•	Growing net asset value ("NAV") per share through portfolio optimization. Goldcorp continued to deliver on its strategy of growing net asset value by recycling capital into new large-scale camps as the $400 million acquisition of the Coffee Project in the Yukon in July 2016 was followed by the announced sales in January 2017 of the Los Filos mine in Mexico for consideration of $438 million, and the Cerro Blanco project in Guatemala for consideration of $50 million, including contingent consideration.

"In 2016, we undertook a significant restructuring to substantially grow the NAV per share of our company by decentralizing the business to drive accountability down to the mine sites, significantly reducing operating costs, selling non-core assets and reinvesting that capital into a robust internal pipeline and a new geologically prospective mining camp in the Yukon," said David Garofalo, President and Chief Executive Officer.  "This culminated in the January 2017 announcement of our ambitious 20/20/20 five year growth program that would see Goldcorp deliver a 20% increase in production, a 20% increase in gold reserves and a 20% decrease in all-in sustaining costs, positioning the company to drive increasing NAV per share."

FINANCIAL AND OPERATING RESULTS REVIEW

($ millions, except where indicated)	Three months ended December 31		Year ended December 31
	2016	2015	2016	2015
Gold production[1] (ounces)	761,000	909,000	2,873,000	3,464,000
Gold sales[1] (ounces)	768,000	918,000	2,869,000	3,591,000
Operating cash flows	$239	$401	$799	$1,430
Adjusted operating cash flows[1,2]	$383	$504	$1,120	$1,651
Net earnings (loss)	$101	$(4,271)	$162	$(4,157)
Net earnings (loss) per share	$0.12	$(5.14)	$0.19	$(5.03)
By-product cash costs[1,4] (per ounce)	$481	$687	$573	$605
AISC[1,3] (per ounce)	$747	$977	$856	$894

Net earnings and net earnings per share in the fourth quarter of 2016 and the year ended December 31, 2016 were affected by, among other things, the following non-cash or other items that management believes are not reflective of the performance of the underlying operations (items are denoted as (increases)/decreases to net income and net income per share):

($ millions, except where indicated)	Three months ended December 31, 2016			Year ended December 31, 2016
	Pre-tax	After-tax	Per share ($/share)	Pre-tax	After-tax	Per share ($/share)
Negative deferred tax effects of foreign exchange on tax assets and liabilities and losses	$ -	$46	$0.05	$ -	$88	$0.10
Impairment (reversal) expense, net	$(49)	$(49)	$(0.06)	$(49)	$(49)	$(0.06)
Restructuring costs and mine-site severance	$18	$16	$0.02	$63	$47	$0.06
Unrealized foreign exchange loss on Argentine peso denominated value added tax receivable	$4	$4	$ -	$26	$26	$0.03
Revisions in estimates and liabilities incurred on reclamation and closure cost obligations at inactive and closed sites	$(17)	$(12)	$(0.01)	$(17)	$(11)	$(0.01)

Total cash costs on a by-product basis for the fourth quarter of 2016 were $481 per ounce, compared to $687 per ounce for the fourth quarter of 2015.  AISC for the fourth quarter of 2016 were $747 per ounce, compared to $977 per ounce in the fourth quarter of 2015.  The decrease in AISC was primarily due to lower production costs and the favourable impact of the strengthening US dollar against the Argentine and Mexican pesos, partly offset by lower sales volumes at Cerro Negro, Los Filos and Éléonore.

As of December 31, 2016, the Company had total liquidity of approximately $3.17 billion, including $0.2 billion in cash, cash equivalents and short term investments and an undrawn credit facility of $2.97 billion.

PROGRESS TOWARDS DELIVERING $250 MILLION OF SUSTAINABLE ANNUAL EFFICIENCIES

During the fourth quarter of 2016, the Company continued the implementation of its productivity and cost optimization program to deliver $250 million in sustainable annual efficiencies. Reviews completed at Porcupine during the quarter identified $35 million in efficiency improvements and cost reductions, expected to be realized in 2017, resulting from improved development rates and productivity at Hoyle Pond, improved productivity at Hollinger and improved recovery and costs at the mill.   Peñasquito is in the early stages of the productivity and cost optimization efforts, but expects to realize approximately $55 million in annual sustainable efficiencies.  Potential opportunities at Peñasquito relate to improved mining, processing and overall equipment effectiveness, as well as ongoing cost reductions from major contracts.  Red Lake and Éléonore started their productivity and cost optimization improvement programs in the first quarter of 2017 and, along with Cerro Negro and Musselwhite, are expected to attain the balance of the $250 million target by 2018.

OUTLOOK

Consistent with Goldcorp's focus on profitable ounces and growing net asset value per share, forecast 2017 gold production is expected to be 2.5 million ounces (+/- 5%), in line with previous 2017 guidance provided at the Company's recent Investor Day.  AISC are expected to be approximately $850 per ounce(4) (+/- 5%) as the Company continues to realize savings from its $250 million target in annual sustainable efficiencies.  The Company's five year growth outlook is focused on growing gold production by 20% to 3 million ounces, reducing AISC by 20% to $700 per ounce and growing gold reserves by 20% to 50 million ounces.

For further details on the 2017 and five year outlook refer to:
http://www.goldcorp.com/files/doc_downloads/guidance/2017/Goldcorp-Guidance-Jan-2017.pdf

OPERATING HIGHLIGHTS

Peñasquito, Mexico (100%-owned)

Fourth quarter gold production totaled 183,000 ounces at an AISC of $487 per ounce.  Production increased compared to the fourth quarter of 2015 as the mine sequenced into the higher grade Phase 5D ore during the fourth quarter of 2016.   AISC for the fourth quarter of 2016 were lower than the fourth quarter of 2015 as a result of higher gold production and lower production costs.

Gold production in 2017 is expected to total 410,000 ounces (+/-5%). The decrease compared to 2016 is due to lower grades as the high-grade ore from Phase 5D is expected to be mined by the third quarter of 2017, and more low-grade ore from the stockpiles will be processed during the year.  AISC in 2017 is expected to be $825 per ounce (+/-5%).  The decrease compared to 2016 is due to productivity improvements that are expected to be partially offset by lower gold production.  Sustaining capital is expected to be higher than normal in 2017 as the mine plan requires increased stripping in 2017 compared to 2016 and as the tailings dam is being raised.

Cerro Negro, Argentina (100%-owned)

Fourth quarter gold production totaled 66,000 at an AISC of $1,024 per ounce. Production decreased compared to the fourth quarter of 2015 due to the processing in 2015 of 47,000 tonnes from the stockpile and the 2016 work stoppages. The work stoppages were the result of the workforce reduction that was related to the restructuring process that commenced in the second quarter of 2016.  AISC for the fourth quarter of 2016 were higher than the fourth quarter of 2015 due to lower production partially offset by lower production costs.

During the fourth quarter of 2016, the prefeasibility study on the optimal mine design, development execution plan, and production schedule was completed.  The plan has development at Mariana Norte continuing to ramp up through 2017 with first ore production expected in 2018. Development of the Emilia vein is expected to begin in the second half of 2017 and is expected to replace production from Eureka in 2019.

Gold production in 2017 is expected to total 410,000 ounces (+/-5%). The increase compared to 2016 is due to the continued ramp up of the mine as development rates improve. The production ramp-up to 4,000 tonnes per day is expected to be achieved during the second half of 2018.  AISC for 2017 is expected to be $685 per ounce (+/-5%), similar to 2016, as a result of lower grades and higher sustaining capital offset by continued optimization of the cost structure.

Pueblo Viejo, Dominican Republic (40%-owned)

Fourth quarter gold production totaled 127,000 ounces at an AISC of $311 per ounce.  Production increased compared to the fourth quarter of 2015 primarily due to higher throughput as the mill experienced an oxygen plant failure which reduced throughput in the fourth quarter of 2015.  AISC for the fourth quarter of 2016 were lower compared to the fourth quarter of 2015 as a result of higher gold production and lower production costs. Lower production costs in the fourth quarter of 2016 were primarily due to the receipt of insurance proceeds related to the oxygen plant failure.

Gold production in 2017 is expected to total 415,000 ounces (+/-5%).  The decrease compared to 2016 is due to lower grade.  AISC in 2017 is expected to be $530 per ounce (+/-5%).  The increase compared to 2016 is due to non-recurring insurance proceeds received in 2016 and higher sustaining capital expenditures.

Red Lake, Ontario (100%-owned)

Fourth quarter gold production totaled 88,000 ounces at an AISC of $932 per ounce.  Production was lower compared to the fourth quarter of 2015 due to lower tonnes from the depletion of the Campbell mine as well as a focus on mine development to increase mining front availability.  AISC in the fourth quarter were lower than the fourth quarter of 2015 due to lower production costs and lower sustaining capital partially offset by lower gold production.

Gold production in 2017 is expected to total 300,000 ounces (+/-5%).  The decrease compared to 2016 is due to lower grades as the High Grade Zone depletes.  At Red Lake there are two key growth projects, Cochenour and HG Young, that are advancing through the Company's investment framework and have the potential to provide new sources of ore over the long-term.

AISC in 2017 is expected to be $870 per ounce (+/-5%), comparable to 2016 as lower production is offset by lower operating costs.  The site is focused on realizing new cost efficiencies through the rationalization of site infrastructure and other initiatives.  The Number One Shaft was placed on care and maintenance in the third quarter of 2016, the Red Lake mill was placed on care and maintenance in the first quarter of 2017 and the Campbell shaft is expected to be placed on care and maintenance in the second quarter of 2017.

Éléonore, Quebec (100%-owned)

Fourth quarter gold production totaled 65,000 ounces at an AISC of $965 per ounce.  Production was lower compared to the fourth quarter of 2015 due to lower milled tonnes and lower grade.  Lower milled tonnes were the result of the depletion of surface stockpiles in 2015 and lower grades were consistent with the mine plan.  AISC for the fourth quarter of 2016 was higher than the fourth quarter of 2015 due to lower production.

Gold production in 2017 is expected to total 315,000 ounces (+/-5%).  The increase compared to 2016 is due to the continued ramp up of the mine.  The production ramp-up to full capacity is expected to continue into 2018 with the anticipated addition of a fifth production horizon. A life of mine study is underway to determine the sustainable mining rate from the Roberto deposit

AISC in 2017 is expected to be $985 per ounce (+/-5%).  While there is expected to be a decrease in operating costs as the mine benefits from a full year of production from the permanent ore handling system, including the production shaft, and efficiencies from higher throughput rates, this is expected to be offset by higher sustaining capital related to the tailings management facility expansion.

Porcupine, Ontario (100%-owned)

Fourth quarter gold production totaled 66,000 ounces at AISC of $985 per ounce.  Production was lower compared to the fourth quarter of 2015 due to planned lower production from the depletion of the Dome underground and lower tonnes were milled as depletion of the low grade stockpile was partially offset by the increased production at the Hollinger Open Pit.  AISC for the fourth quarter of 2016 were lower compared to the fourth of 2015 due to lower production costs that were partially offset by lower gold production.

Gold production in 2017 is expected to total 285,000 ounces (+/-5%), with AISC expected to be $900 per ounce (+/-5%), consistent with 2016.

Musselwhite, Ontario (100%-owned)

Fourth quarter gold production totaled 75,000 ounces at an AISC of $696 per ounce. Production decreased compared to the fourth quarter of 2015 due to lower head grade and a lower recovery rate. AISC for the fourth quarter were essentially unchanged from the fourth quarter of 2015 due to reduced operating costs, offset by lower gold production.

Gold production in 2017 is expected to total 265,000 ounces (+/-5%), in line with 2016.  AISC in 2017 is expected to be $715 per ounce (+/-5%), in line with 2016.

PROJECT PIPELINE

Peñasquito

Pyrite Leach (100%-owned)

The Pyrite Leach Project ("PLP"), which is expected to increase gold and silver recovery by treating the zinc tailings before discharge to the tailings storage facility, continued to advance during the fourth quarter of 2016. The project achieved 65% engineering progress by the end of 2016, while procurement activities are well advanced to support execution. Major works contractors are mobilizing on site and construction of permanent facilities has been initiated.  The PLP is expected to provide annual incremental production of 100,000 to 140,000 gold ounces and approximately 4-6 million silver ounces, with production commencing in 2019. The capital cost is expected to be $420 million.

As part of the PLP, a carbon pre-flotation facility is being constructed, anticipated to be completed in the second quarter of 2018.

Musselwhite

Materials Handling (100%-owned)

The Materials Handling Project, which is expected to result in reduced reliance on truck haulage through the construction of an underground winze and associated infrastructure, progressed during the fourth quarter of 2016. At the end of 2016 approximately 90% of the detailed engineering had been completed. The Materials Handling Project is expected to increase production by approximately 20% and reduce operating costs by approximately 10%. Completion of the project is expected by the first quarter of 2019.   The capital cost is expected to be $90 million.

Porcupine District

Century Project (100%-owned)

The Century Project is a potential large-scale open pit mine and related processing facility at the Dome mine. A concept study is underway to examine engineering, waste rock management and economics and to evaluate development of an expanded open pit mine and related processing facility. The Company expects the concept study to be completed in the first quarter of 2017 and expects to commence a pre-feasibility study immediately thereafter. In addition to the current mineral resource estimate at the Dome pit, the pre-feasibility study will incorporate a review of additional potential mill feed, including the Pamour Open Pit, which has a current reserve estimate of 1.1 million ounces (31.9 million tonnes at 1.02 grams per tonne) and a measured and indicated resource estimate of 0.7 million ounces (21.7 million tonnes at 1.01 grams per tonne), and the Pamour West Open Pit, which has a current measured and indicated resource estimate of 0.8 million ounces (24.5 million tonnes at 1.00 grams per tonne). The Company is undertaking the necessary work at the Dome open pit with the intention of converting a portion of the measured and indicated mineral resources into an initial mineral reserve and expects that the estimate will be included as part of the Company's June 30, 2017 reserve and resource update.

Borden Project (100%-owned)

The Borden Project is located near Chapleau in Ontario, approximately 160 kilometres west of the Company's Porcupine mine, and comprises 786 square kilometres of claims. All material required permits, including the Advance Exploration permit, have been received to allow for the construction of a ramp into the deposit and the extraction of a 30,000 tonne bulk sample. The ramp design for the purpose of the bulk sample is expected to be sufficient for ultimate mining purposes. The underground platforms developed from the ramp access will further support exploration drilling of a deposit that remains open at depth and laterally. A final feasibility study is expected to occur in the first quarter of 2019 after the completion of a bulk sample. With the expected ramp completion and minimal additional infrastructure required for full scale mining, the Company expects to reach commercial production six months following bulk sample extraction.

Red Lake District

HG Young Project (100%-owned)

The HG Young Project is an exploration discovery in close proximity to the Company's 100%-owned Red Lake mine.  During the fourth quarter of 2016 exploration drilling continued with a focus on expanding the current resource and upgrading the structural understanding of the mineralized system. During the first quarter of 2017, the geological interpretation and block models will be updated and used to update the concept study.  Assuming a positive business case in the concept study, the Company expects to commence a pre-feasibility study, which currently anticipates a decline from surface providing access to higher confidence areas for further exploration and bulk sampling.

Cochenour Project (100%-owned)

The Cochenour Project combines the existing workings of the historic Cochenour mine with the Bruce Channel gold discovery in the Red Lake camp.  A bulk sample from the 3990 and 4060 levels was processed through a sample tower during 2016 to support grade predictability and then during the fourth quarter was processed through the Red Lake Mill where the reconciliation was favourable. The concept study is expected to be completed during the first quarter of 2017 following which a pre-feasibility study is expected to commence. To date the concept study has shown positive economics for a starter mine.

The Company is undertaking the necessary work at Cochenour with the intention of converting a portion of the 0.29 million ounces (0.6 million tonnes at 15.03 grams per tonne) of measured and indicated resources into a mineral reserve and expects that the estimate will be included as part of the Company's June 30, 2017 reserve and resource update. The development access and further geological understanding obtained from a starter mine would be evaluated to support additional development and mining.

Coffee Project (100%-owned)

The Coffee Project is a structurally hosted hydrothermal deposit located approximately 130 kilometres south of the City of Dawson, Yukon.  The Coffee land package, comprising over 60,000 hectares, demonstrates potential for near-mine discoveries, with mineralization remaining open along strike and at depth and the potential for the discovery of a major new mineral system.

During the fourth quarter of 2016, activities continued to focus on review and optimization of the feasibility study, planning for upgrades to site infrastructure and First Nation and community consultation. The Environmental Socioeconomic Assessment application is being prepared and is expected to be submitted in the first quarter of 2017.  The Company expects permitting and construction to take about four years with commercial production targeted for the first quarter of 2021.

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

This release should be read in conjunction with Goldcorp's 2016 financial statements and Management's Discussion and Analysis ("MD&A") report on the Company's website, in the "Investor Resources – Reports & Filings" section under "Annual Reports".

Conference Call and Webcast

Date:	Thursday, February 16, 2017
Time:	10:00 a.m. (PST)
Dial-in:	1-800-355-4959 (toll-free) or 1-416-340-2216 (outside Canada and the US)
Replay:	1-800-408-3053 (toll-free) or 1-905-694-9451 (outside Canada and the US)
Replay end date:	March 19, 2017
Replay Passcode:	Conference ID#: 2296992

A live and archived webcast will also be available at www.goldcorp.com.

Footnotes
1.	The Company has included non-GAAP performance measures on an attributable basis (Goldcorp share) throughout this document. Attributable performance measures include the Company's mining operations and projects and the Company's share from Alumbrera, Pueblo Viejo and NuevaUnión subsequent to the formation of the joint venture on November 24, 2015.

2.	Adjusted operating cash flows comprises Goldcorp's share of operating cash flows, calculated on an attributable basis to include the Company's share of Alumbrera, Pueblo Viejo and NuevaUnión's operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance and ability to operate without reliance on additional external funding or use of available cash.

The following table provide a reconciliation of net cash provided by operating activities in the consolidated financial statements to Goldcorp's share of adjusted operating cash flows:

	Three months ended December 31		Year ended December 31
	2016	2015	2016	2015
Net cash provided by operating activities of continuing operations	$239	$401	$799	$1,423
Adjusted operating cash flows provided by Alumbrera, Pueblo Viejo and NuevaUnión	$144	$103	$321	$221
Goldcorp's share of adjusted operating cash flows	$383	$504	$1,120	$1,644
Including discontinued operations
Adjusted operating cash flows – Wharf	-	-	-	$7
Goldcorp's share of adjusted cash flows including discontinued operations	$383	$504	$1,129	$1,651

3.	The Company has included a non-GAAP performance measure - total cash costs: by-product in this document. Total cash costs: by-product incorporate Goldcorp's share of all production costs, including adjustments to inventory carrying values, adjusted for changes in estimates in reclamation and closure costs at the Company's closed mines which are non-cash in nature, and include Goldcorp's share of by-product silver, lead, zinc and copper credits, and treatment and refining charges included within revenue. Additionally, cash costs are adjusted for realized gains and losses arising on the Company's commodity and foreign currency contracts which the Company enters into to mitigate its exposure to fluctuations in by-product metal prices, heating oil prices and foreign exchange rates, which may impact the Company's operating costs.

In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs: by product per gold ounce to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes this measure provides investors and analysts with useful information about the Company's underlying cash costs of operations and the impact of by-product credits on the Company's cost structure and is a relevant metric used to understand the Company's operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company's management and other stakeholders to assess the net costs of gold production.

The Company reports total cash costs: by-product on a gold ounces sold basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies.

The following tables provide a reconciliation of total cash costs to reported production costs:

	Production costs(a)	By-Product Credits	Non-cash Reclamation and Closure Cost Obligations	Treatment and Refining Charges on Concentrate Sales	Hedging Gain/Loss (net)	Total Cash Costs: by-product	Ounces (000's)	Total Cash Costs: by-product per ounce(b)(c)
Three months ended December 31, 2016	$602	$(281)	$4	$45	$-	$370	770	$481
Three months ended December 31, 2015	$770	$(280)	$60	$52	$29	$631	918	$687
Year ended December 31, 2016	$2,436	$(943)	$4	$146	$-	$1,643	2,871	$573
Year ended December 31, 2015	$3,034	$(1,188)	$39	$204	$83	$2,172	3,591	$605

(a)	$20 million and $69 million in royalties are included in production costs for the three months and year ended December 31, 2016, respectively (three months and year ended December 31, 2015– $23 million and $93 million, respectively).

(b)	Total cash costs: by-product per ounce may not calculate based on amounts presented in these tables due to rounding.

(c)	If silver, lead, zinc and copper for Peñasquito, silver for Marlin, silver and copper for Pueblo Viejo, and copper for Alumbrera were treated as co-products, Goldcorp's share of total cash costs: co-product from continuing operations for the three months and year ended December 31, 2016, would be $619 and $649 per ounce of gold, $8.73 and $10.17 per ounce of silver, $1.81 and $1.960 per pound of copper, $0.67 and $0.79 per pound of zinc, and $0.69 and $0.87 per pound of lead, respectively (three months and year ended December 31, 2015 – $739 and $684 per ounce of gold. $8.85 and $8.57 per ounce of silver, $2.31 and $2.66 per pound of copper, $0.72 and $0.69 per pound of zinc, and $0.76 and $0.68 per pound of lead, respectively).

4.	AISC include total production cash costs incurred at the Company's mining operations, which forms the basis of the Company's by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs, and reclamation cost accretion and amortization. The measure seeks to reflect the full cost of gold production from current operations, therefore growth capital is excluded. Certain other cash expenditures, including tax payments, dividends and financing costs are also excluded.

The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company's operational performance and ability to generate cash flows. AISC, as a key performance measure, allows the Company to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

The Company reports AISC on a gold ounces sold basis. This performance measure was adopted as a result of an initiative undertaken within the gold mining industry; however, this performance measure has no standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company follows the guidance note released by the World Gold Council, which became effective January 1, 2014. The World Gold Council is a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies.

The following tables provide a reconciliation of AISC per ounce to the consolidated financial statements:

Three months ended December 31, 2016

	Total cash costs: by-product	Corporate Administration	Exploration & evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce(1)
Peñasquito	$38	$-	$-	$2	$49	$89	185	$487
Cerro Negro	55	-	1	1	15	72	70	1,024
Red Lake	46	-	2	-	22	70	76	932
Éléonore	66	-	-	1	8	75	69	1,075
Porcupine	46	-	-	-	15	61	63	985
Musselwhite	38	-	1	1	12	52	74	696
Other mines	54	-	3	4	5	66	73	880
Corporate	—	38	1	-	6	45	-	59
Total before associates and discontinued operations	$343	$38	$8	$9	$132	$530	610	$869
Pueblo Viejo	27	-	-	1	12	40	132	311
Other associate	-	-	-	2	1	3	28	140
Discontinued operations	-	-	-	-	-	-	-	-
TOTAL	$370	$38	$8	$12	$145	$573	770	$747

Three months ended December 31, 2015

	Total cash costs: by-product	Corporate Administration	Exploration & evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce(1)
Peñasquito	$89	$-	$2	$2	$41	$134	195	$687
Cerro Negro	77	-	1	-	39	117	132	872
Red Lake	55	-	6	1	25	87	92	959
Éléonore	69	-	-	-	8	77	103	761
Porcupine	57	-	-	4	15	76	74	1,031
Musselwhite	43	-	1	-	13	57	83	699
Other mines	167	-	2	4	26	199	121	1,642
Corporate	1	48	-	-	10	59	-	64
Total before associates and discontinued operations	$558	$48	$12	$11	$177	$806	800	$1,009
Pueblo Viejo	47	-	-	3	7	57	93	608
Other associate	26	-	-	2	4	32	25	1,274
Discontinued operations	-	-	-	-	-	-	-	-
TOTAL	$631	$48	$12	$16	$188	$895	918	$977

Twelve months ended December 31, 2016

	Total cash costs: by-product	Corporate Administration	Exploration & evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce(1)
Peñasquito	$217	$-	$2	$6	$195	$420	449	$937
Cerro Negro	193	-	1	7	68	269	382	705
Red Lake	182	-	11	2	78	273	313	872
Éléonore	243	-	-	2	28	273	278	981
Porcupine	189	-	2	9	46	246	275	898
Musselwhite	140	-	5	3	29	177	260	678
Other mines	272	-	9	16	26	323	352	914
Corporate	—	187	2	-	26	215	-	75
Total before associates and discontinued operations	$1,436	$187	$32	$45	$496	$2,196	2,309	$951
Pueblo Viejo	160	-	-	4	40	204	467	439
Other associate	47	-	-	8	1	56	95	603
Discontinued operations	-	-	-	-	-	-	-	-
TOTAL	$1,643	$187	$32	$57	$537	$2,456	2,871	$856

Twelve months ended December 31, 2015

	Total cash costs: by-product	Corporate Administration	Exploration & evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce(a)
Peñasquito	$286	$-	$3	$10	$186	$485	893	$544
Cerro Negro	349	-	1	3	95	448	580	769
Red Lake	209	-	27	3	93	332	366	906
Éléonore	210	-	-	1	21	232	231	1,007
Porcupine	212	-	1	14	67	294	273	1,078
Musselwhite	161	-	6	1	38	206	269	766
Other mines	412	-	8	19	110	549	440	1,249
Corporate	3	207	5	-	35	250	-	70
Total before associates and discontinued operations	$1,842	$207	$51	$51	$645	$2,796	3,052	$916
Pueblo Viejo	223	-	-	10	41	274	450	607
Other associate	92	-	-	11	18	121	73	1,670
Discontinued Operations	15	1	-	-	1	17	16	996
TOTAL	$2,172	$208	$51	$72	$705	$3,208	3,591	$894

(a)	AISC may not calculate based on amounts presented in these tables due to rounding.

Cautionary Statement Regarding Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended,  the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below), the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" , "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" , "believes", or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, Mineral Reserves and Mineral Resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; risks associated with restructuring and cost-efficiency initiatives; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to the integration of acquisitions; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's most recent annual information form  available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

Cautionary Note Regarding Reserves and Resources

Scientific and technical information contained in this press release relating to Mineral Reserves and Mineral Resources was reviewed and approved by Gil Lawson, P.Eng., Vice President, Geology and Mine Planning for Goldcorp, and a "qualified person" as defined by Canadian Securities Administrators' National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). Scientific and technical information in this press release relating to exploration results was reviewed and approved by Sally Goodman, PhD, PGeo, Director, Generative Geology for Goldcorp, and a "qualified person" as defined by NI 43-101.  All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") and NI 43-101, or the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves equivalent. All Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Information on data verification performed on the mineral properties mentioned in this press release that are considered to be material mineral properties to the Company are contained in Goldcorp's most recent annual information form and the current technical report for each of those properties, all available on SEDAR at www.sedar.com.

Cautionary Note to United States investors concerning estimates of measured, indicated and inferred resources: The Mineral Resource and Mineral Reserve estimates contained in this press release have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws and uses terms that are not recognized by the United States Securities and Exchange Commission ("SEC"). Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101.  The definitions used in NI 43-101 are incorporated by reference from the CIM Definition Standards adopted by CIM Council on May 10, 2014 (the "CIM Definition Standards"). U.S. reporting requirements are governed by the SEC Industry Guide 7 ("Industry Guide 7") under the United States Securities Act of 1933, as amended.  These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody difference approaches and definitions.  For example, the terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in in NI 43-101, and these definitions differ from the definitions in Industry Guide 7. Under Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.  Further, under Industry Guide 7, mineralization may not be classified as "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. United States readers are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. A significant amount of exploration must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States readers are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations if such disclosure includes the grade or quality and the quantity for each category of Mineral Resource and Mineral Reserve; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this press release containing descriptions of the Goldcorp's mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

FINANCIAL STATEMENTS FOLLOW

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(In millions of United States dollars, except for per share amounts – Unaudited)

	Three Months Ended December 31		Twelve Months Ended December 31
	2016	2015	2016	2015
Revenues	$898	$1,072	$3,510	$4,375
Mine operating costs
Production costs	(516)	(662)	(2,066)	(2,580)
Depreciation and depletion	(254)	(421)	(1,024)	(1,493)
	(770)	(1,083)	(3,090)	(4,073)
Earnings from mine operations	128	(11)	420	302
Exploration, evaluation, and project costs	(10)	(12)	(34)	(51)
Share of net earnings (loss) of associates and joint venture	60	(24)	171	(1)
Reversal of impairment loss (Impairment) of mining interests and
Goodwill, net	49	(4,906)	49	(4,906)
Corporate administration	(38)	(48)	(187)	(207)
Restructuring costs	(5)	—	(50)	—
Earnings (loss) from operations, associates and joint venture	184	(5,001)	369	(4,863)
Gain (loss) on derivatives, net	1	1	3	(54)
Gain on dilution of ownership interest in associate	—	—	—	99
Gain on dispositions of mining interests, net of transaction costs	—	—	—	315
Finance costs	(34)	(31)	(137)	(135)
Other expenses, net	(12)	(80)	(13)	(50)
Earnings (loss) from continuing operations before taxes	139	(5,111)	222	(4,688)
Income tax (expense) recovery	(38)	840	(60)	485
Net earnings (loss) from continuing operations	101	(4,271)	162	(4,203)
Net earnings from discontinued operation	—	—	—	46
Net earnings (loss)	$101	$(4,271)	$162	$(4,157)

Net earnings (loss) per share from continuing operations
Basic	$0.12	$(4.90)	$0.19	$(5.08)
Diluted	0.12	(4.90)	0.19	(5.08)
Net earnings (loss) per share
Basic	$0.12	$(5.14)	$0.19	$(5.03)
Diluted	0.12	(5.14)	0.19	(5.03)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In millions of United States dollars – Unaudited)

	Three Months Ended December 31		Twelve Months Ended December 31
	2016	2015	2016	2015
Net earnings (loss)	$101	$(4,271)	$162	$(4,157)
Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to net earnings (loss)
Unrealized gains (losses) on available-for-sale securities	(8)	—	75	(6)
Reclassification adjustment for impairment losses on available-for sale securities recognized in net earnings (loss)	—	3	—	9
Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net earnings (loss)	—	—	(12)	(1)
Unrealized losses on derivatives designated as cash flow hedges	(15)	—	(15)	—
Reclassification of cumulative unrealized gains on shares of Probe Mines Ltd. ("Probe") on acquisition	—	—	—	(3)
	(23)	3	48	(1)
Items that will not be reclassified to net earnings (loss):
Remeasurements on defined benefit pension plans	—	1	(1)	—
Total other comprehensive income (loss), net of tax	(23)	4	47	(1)
Total comprehensive income (loss)	$78	$(4,267)	$209	$4,158

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of United States dollars – Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2016	2015	2016	2015
Operating activities
Net earnings (loss) from continuing operations	$101	$4,271	$162	$(4,203)
Adjustments for:
Dividends from associates	—	—	—	7
Reclamation expenditures	(6)	(8)	(28)	(57)
Items not affecting cash:
Write-down of inventories	—	115	10	158
Depreciation and depletion	254	421	1,024	1,493
Share of net (earnings) loss of associates and joint venture	(60)	24	(171)	1
(Reversal of impairment) Impairment of mining interests and goodwill	(49)	4,906	(49)	4,906
Share-based compensation	9	10	52	54
Unrealized gains on derivatives, net	(3)	(29)	(9)	(29)
Gain on dilution of ownership interest in associate	—	—	—	(99)
Gain on dispositions of mining interests, net of transaction costs	—	—	—	(315)
Revision of estimates and accretion on closure cost obligations	(10)	(54)	7	(15)
Foreign exchange loss	(17)	130	13	130
Deferred income tax recovery	(10)	(914)	(65)	(791)
Other	7	22	(21)	25
Change in working capital	23	49	(126)	158
Net cash provided by operating activities of continuing operations	239	401	799	1,423
Net cash provided by operating activities of discontinued operation	—	—	—	7
Investing activities
Acquisition of mining interest, net of cash acquired	—	—	6	(43)
Expenditures on mining interests	(203)	(240)	(696)	(1,178)
Return of capital investment in associate	—	37	24	112
Proceeds from dispositions of mining interests, net of transaction costs	—	—	—	788
Interest paid	(4)	(13)	(25)	(77)
Proceeds (purchases) of short term investments and available-for-sale securities, net	(12)	7	37	(26)
Other	1	—	—	(2)
Net cash used in investing activities of continuing operations	(218)	(209)	(654)	(426)
Net cash provided by investing activities of discontinued operation	—	—	—	97
Financing activities
Debt borrowings, net of transaction costs	—	205	—	205
Debt repayments	(197)	(209)	(202)	(223)
Draw down (repayment) of credit facility, net	30	—	30	(840)
Finance lease payments	(1)	(2)	(5)	(2)
Dividends paid to shareholders	(16)	(49)	(97)	(370)
Common shares issued	—	—	3	20
Other	—	—	(23)	21
Acquisition of non-controlling interest	—	(67)	—	(67)
Net cash used in financing activities of continuing operations	(184)	(122)	(294)	(1,256)
Effect of exchange rate changes on cash and cash equivalents	—	(1)	—	(1)
Decrease in cash and cash equivalents	(163)	(69)	(149)	(156)
Cash and cash equivalents, beginning of the period	340	257	326	482
Cash and cash equivalents, reclassified as held for sale	(20)	—	(20)	—
Cash and cash equivalents, end of the year	$157	$326	$157	$326

CONSOLIDATED BALANCE SHEETS
(In millions of United States dollars – Unaudited)

	At December 31	At December 31
	2016	2015
Assets
Current assets
Cash and cash equivalents	$157	$326
Short term investments	43	57
Accounts receivable	95	73
Inventories	370	469
Sales and indirect taxes recoverable	271	273
Income taxes receivable	25	67
Assets held for sale	548	—
Other	59	66
	1,568	1,331
Mining interests
Owned by subsidiaries	17,565	17,630
Investments in associates and joint venture	2,007	1,839
	19,572	19,469
Investments in securities	114	51
Deferred income taxes	49	50
Inventories	28	255
Other	166	272
Total assets	$21,497	$21,428
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$512	$680
Debt	—	212
Income taxes payable	52	104
Liabilities relating to assets held for sale	118	—
Other	95	53
	777	1,049
Deferred income taxes	3,658	3,749
Debt	2,510	2,476
Provisions	661	775
Finance lease obligations	247	267
Income taxes payable	127	161
Other	102	103
Total liabilities	8,082	8,580
Shareholders' equity
Common shares, stock options and restricted share units	18,064	17,604
Accumulated other comprehensive income (loss)	41	(6)
Deficit	(4,690)	(4,750)
	13,415	12,848
Total liabilities and shareholders' equity	$21,497	$21,428

SOURCE Goldcorp Inc.

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For further information: INVESTOR CONTACT: Lynette Gould, Director, Investor Relations, Goldcorp Inc., Telephone: (604) 695-1446, E-mail: info@goldcorp.com, www.goldcorp.com; MEDIA CONTACT: Christine Marks, Director, Communications, Goldcorp Inc, Telephone: (604) 696-3050, E-mail: media@goldcorp.com, www.goldcorp.com

CO: Goldcorp Inc.

CNW 17:01e 15-FEB-17